EXHIBIT 1.A.(13)(e)

                                    RIDER FOR
           TERM INSURANCE BENEFIT ON LIFE OF INSURED--DECREASING AMOUNT

      Read the list of Supplementary Benefits on the Contract Data page(s).
       This Benefit is a part of this contract only if it is listed there.


Benefit.--We will pay an amount under this Benefit if we receive due proof that the Insured died (1) in the term period for the Benefit; and (2) while this contract is in force and not in default beyond the last day of the grace period. Any proceeds under this contract that may arise from the Insured's death will include this amount. But our payment is subject to all the provisions of the Benefit and of the rest of this contract.

We will use the table below to compute the amount we will pay. We show the Initial Amount of Term Insurance under this Benefit on the Contract Data page(s). We also show the term period for the Benefit there. It starts on the contract date, which we show on the first page. The anniversary at the end of the term period is part of that period.


                          TABLE OF AMOUNTS OF INSURANCE


Amounts Payable.--We show here the amount we will pay for each $1,000 of Initial Amount of Term Insurance if death occurs in the contract year ending with the anniversary shown.


      ----------------------------------------------------------------
      ANNIVERSARY         AMOUNT             ANNIVERSARY        AMOUNT
      ----------------------------------------------------------------
            1            $1,000                   12             $706
            2               986                   13              658
            3               970                   14              603
            4               951                   15              543
            5               931                   16              475
            6               909                   17              400

            7               883                   18              316
            8               855                   19              222
            9               824                   20              200
           10               789                     BENEFIT EXPIRES
           11               750                   ON 20TH ANNIVERSARY
      ----------------------------------------------------------------

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                     CONVERSION TO ANOTHER PLAN OF INSURANCE


Right to Convert.--You may be able to exchange this Benefit for a new contract of life insurance on the Insured's life in either this company or The Prudential Insurance Company of America. In any of these paragraphs, when we use the phrase the company we mean whichever of these companies may issue the new contract. When we use the phrase new contract we mean the contract for which this benefit may be exchanged. You will not have to prove that the Insured is insurable.

Conditions.--Your right to make this exchange is subject to all these conditions: (1) The amount we would have paid under this Benefit if the Insured had died just before the contract date of the new contract must be large enough to meet the minimum for a new contract, as we describe under Contract Specifications. (2) You must ask for the exchange in writing and in a form that meets our needs. (3) You must send this contract to us to be endorsed. (4) We must have your request and the contract at our Service Office while the Benefit is in force and at least five years before the end of its term period.

The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1) the insurance under the new contract took effect on its contract date; and (2) this Benefit ended just before that contract date.

Contract Date.--The date of the new contract will be the date you ask for in your request. But it may not be more than 61 days after the date of your request. It may not be less than five years before the end of the term period for the Benefit. And it may not be more than 31 days before we have your request at our Service Office.

Contract Specifications.--The new contract will be in the same or an equivalent rating class as this contract. The company will set the issue age and the premiums for the new contract in accord with its regular rules in use on the date of the new contract.

The new contract may call for annual premiums. If the company agrees, you will be able to have premiums fall due more often.

The contract may be any one of the following:

1. A Life Paid Up at Age 85 plan. In this case the new contract will be issued by The Prudential Insurance Company of America. Its face amount will be the amount you ask for in your request. But it cannot be less than $10,000 or more than 80% of the amount we would have paid under this Benefit if the Insured had died just before the contract date of the new contract. (Since $10,000 is 80% of $12,500. the amount we would have paid must be at least $12,500 for this exchange to be possible.)

2. A contract like the one to which this Benefit is attached, if Pruco Life is regularly issuing such contracts at that time. Its face amount will be the amount you ask for in your request. But it cannot be less than $50,000 or more than 80% of the amount we would have paid under the Benefit if the Insured had died just before the contract date of the new contract. (Since $50,000 is 80% of $62,500, the amount we would have paid must be at least $62,500 for this exchange to be possible.)

3. A contract of life insurance of a kind regularly being issued by Pruco Life Insurance Company at that time for $25,000 or more. Its face amount will be the amount you ask for in your request. But it cannot be less than $25,000 or more than 80% of the amount we would have paid under the Benefit if the Insured had died just before the contract date of the new contract. (Since $25,000 is 80% of $31,250, the amount we would have paid must be at least $31,250 for this exchange to be possible.)

The new contract will not have Supplementary Benefits other than as we describe in this and in the next two paragraphs. If this contract has a benefit for paying scheduled premiums in the event of disability and the company would include a benefit for waiving or paying premiums in other contracts like the new contract, the company will put such a benefit in the new contract. The benefit, if any, in the new contract will be the same one, with the same provisions, that the company puts in other contracts like it on its contract date. In this paragraph, when we use the phrase other contracts like it, we mean contracts the company would regularly issue on the same plan and for the same rating class, amount, issue age and sex.

Such a benefit that would have been allowed under this contract, and that would otherwise be allowed under the new contract, will not be denied just because disability started before the contract date of the new contract. But any premium to be waived or paid for that disability under the new contract must be at the scheduled premium frequency that was in effect for this contract when the disability started.

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No premium will be waived or paid for disability under the new Contract unless it has such a benefit in the event of disabiIity. This will be so even if scheduled premiums have been paid by us for disability under this contract.

Changes.--You may be able to have this Benefit changed to a new contract of life insurance other than in accord with the requirements for exchange that we state above. Or you may be able to exchange this Benefit for an increase in the amount of insurance under this contract. But any change may be made only if the company consents, and will be subject to conditions and charges that are then determined.


                            MISCELLANEOUS PROVISIONS

Benefit Premiums and Charges.--We show the premiums for this Benefit under List of Supplementary Benefits in the Contract Data pages. and these premiums are included in the Scheduled Premiums shown in these pages. From each premium payment, we make the deductions shown under Schedule of Expense Charges in these pages and the balance is the invested premium amount which is added to the contract fund.

The monthly charge for this Benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions in the Contract Data pages.

Benefit premiums and monthly charges stop on the contract anniversary at the end of the term period for this Benefit.

If the Contract Becomes Paid-up.--If the contract becomes paid-up we will deduct from the contract fund the present value at that time of future charges for this Benefit, discounted at a rate we set from time to time but no less than 4% a year. The Benefit will remain in force, but thereafter we will make no deductions from the contract fund to pay for it. The Benefit will have cash values but no loan value. The cash value for this Benefit will be the net value on the date of surrender of the paid-up insurance. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary. We base this net cash value on the insured's age and sex. The insured's age at any time will be his or her age last birthday on the contract date plus the length of time since that date. We use the Commissioners 1980 Standard Ordinary Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

Termination.--This Benefit will end on the earliest of:

1. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the end of the last day before the contract date of any other contract (a) for which the Benefit is exchanged, or (b) to which the Benefit is changed;

3. the date the contract is surrendered under its Cash Value Option, if it has one; and

4. the date the contract ends for any other reason.

Further, if you ask us in writing, we will cancel the Benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.


                                     This Supplementary Benefit rider
                                     attached to this contract on Contract Date

                                     Pruco Life Insurance Company of New Jersey,

                                     By /s/ SPECIMEN SIGNATURE
                                                     Secretary

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